May 3, 2002

BNP PARIBAS

02034253

PROCESSED
MAY 29 2002
THOMSON FINANCIAL

SUPPL

SEC MAIL RECEIVED PROCESSING
MAY 15 2002
WASH. D.C. 165 SECTION

F.G. Investor Relations
& Financial Information

L. DEGABRIEL
☎ 33-1.42.98.23.40
Fax 33-1.42.98.21.22

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re. : Information furnished pursuant to Rule 12g3-2(b) (1) (iii)
File n° 82-3757

Ladies and Gentlemen,

In connection with the exemption granted to Banque Nationale de Paris (the « Company ») from the requirements of Section 12 (g) of the Securities Exchange Act of 1934, as amended (the « Exchange Act ») pursuant to Rule 12g3-2(b) under the Exchange Act (the « Rule »), File N° 82-3757, the Company encloses herewith an English summary or translation of certain information furnished pursuant to subsection (1), clause (iii) of the Rule.

Very truly yours,

Laurent Degabriel

Enclosure

BNP PARIBAS

Paris, April 30, 2002

PRESS RELEASE

BNP Paribas
Paris, France

Publication pursuant to § 10 (1) Takeover Act
Announcement of Decision to Issue a
Takeover Offer to the
Outside Shareholders
of
Consors Discount-Broker AG
Nürnberg, Germany
-German Securities Identification Number 542700-

BNP Paribas („BNP Paribas"), 16, boulevard des Italiens, 75009 Paris, France, signed on April 29, 2002 a share purchase agreement with SchmitdtBank Beteiligungs Holding GmbH, Hof/Saale, concerning the acquisition („Majority Acquisition") of a 66.43% participation in Consors Discount-Broker AG („Consors"). The Majority Acquisition is subject to conditions precedent. BNP Paribas expects the Majority Acquisition to become effective in the near future.

Against the background of the Majority Acquisition, BNP Paribas decided today to offer to the outside shareholders of Consors to acquire their shares for a purchase price of € 12.40 per Consors Share by way of a takeover bid in accordance with the new German takeover act. BNP Paribas will launch the takeover offer as soon as all legal prerequisites for the publication of the offer document have been met. If the Majority Acquisition had not been closed on such date, the takeover offer would have to be subject to the fulfillment of the conditions precedent to be executed by SchmitdtBank Beteiligungs Holding GmbH.

The offer document will be published on the internet at www.bnpparibas.de.

Press contacts :

Michèle Sicard	33-1 40 14 70 61
Agathe Heinrich	33-1 42 98 15 91
Henri de Clisson	33-1 40 14 65 14
Carine Lauru	33-1 40 14 65 16

BNP PARIBAS

Cortal + Consors: Creation of the Leading European Broker in Personal Investments

CORTAL

The Transaction

- Purchase by BNP Paribas of the 66.43% interest held by SchmidtBank GmbH & Co KgaA ("SchmidtBank") in Consors Discount Broker AG ("Consors") for € 287 m in cash.

- Launch by BNP Paribas of a takeover bid of the Consors AG minority interests, within 4 weeks following its announcement, at the weighted average market value of the share over the past three trading months.

  The value at 26 April 2002, to be confirmed by the German banking authorities: € 12.4 per share.

- Based on this price in respect of 100% of the capital: € 485 m, soit € 857 per account.

- Integration of Consors and Cortal in the coming months.

BNP PARIBAS

Two Complementary Players - Leaders in the Two Main Euro zone Markets

Germany + France: 50% of individual savings in the Euro zone

Together: nearly 1.2 million customers



Customer accounts (in'000's)
Cortal
Consors
Total All Countries
566
630
500
35
31
595
10,6
2,1
1,8
21,6
1,9

Online brokerage market share

Cortal : # No.1 in France with 32% market share

Consors : # No.2 in Germany with 27% market share

Together: Over 14 billion € of assets under management

	Cortal	Consors
Germany		€ 6,346 m
France	€ 6,127 m	€ 283 m
Belgium/ Luxembourg	€ 790 m	
Switzerland		€ 230 m
Italy	€ 152 m	€ 86 m
Spain	€ 26 m	€ 224 m
Total	€ 7,100 m	€ 7,200 m

CORTAL

Creating the Market Leader in Europe

Assets under management and number of accounts at year end 2001



Assets under management (€ bn)
Number of accounts (000's)
14,3
1196
12,1
546
9
649
7,1
630
7,2
566
6,8
510
1
108
Cortal + Consors
DAB
Comdirect
Cortal
Consors(2)
Maxblue
Fimatex(1)

(1) 630,000 customers managed of which 391,000 direct
(2) Assets under management at 30 June 2001
(3) Unknown

Net Banking Income in 2001



NBI (€ m)
268
123,2
165
171,8
96,2
45,8
Cortal + Consors
DAB
Comdirect
Consors
Cortal
Maxblue(3)
Fimatex

Sources: Annual Reports

BNP Paribas en bref

- Born in 2000 from the merger of BNP and Paribas
- Present in more than 80 countries
- 85,000 employees including 35,000 outside France
- Leading bank in the euro zone based on 2001 earnings (€ 4,018 m)

Principal businesses

- Retail bank
  - Retail bank in France (2,200 branches)
  - Retail bank outside France (e.g. Bancwest in the US, etc.)
  - Specialist financial services (Cetelem, Cortal, Arval PHH, BNP Paribas Lease Group)
- Investment bank
  - Fixed Income, Equities, Corporate Finance, Trade Finance, Structured Finance, etc.
- Private bank and asset management

Contents

I. Cortal: a Stable and Profitable Business Model

- **A global service offering to meet key savings requirements**
  - Short term products, mutual funds, direct equities, life insurance
  - 630,000 customers managed (of which 391,000 direct)

- **Two complementary income sources:**
  - Revenues on assets under management: 62% of revenues 2001
    - € 7.1 bn in funds under management at end 2001 (79% excluding direct equities)
    - ➡ Leading European broker for assets under management excluding direct equities
  - Revenues from trades: 38% of revenues 2001


100%
80%
60%
40%
20%
0%
50%
50%
38%
62%
2000
2001
Revenues on trades
Revenues on assets under management

- **A reactive, profitable model**
  - 2000 marketing costs 2.5 times 1999 level; 2001 marketing costs 1/ 3 of 2000.
  - 2001: operating expenses -20% on 2000
  - ➡ Profitable every year since 1989. Pre-tax income 2001: € 7.7 m
  - ➡ pre-tax return on equity 2001: 15.7%
  (Annual average 1992-2001: 26%)

II. Germany, Largest European Market for Personal Investments and Online Transactions

- **Leading Euro zone market for personal investments**

  27% of financial assets of individuals in 2000.

- **Potential for growth in mutual funds and equities**


Germany 5100
UK 6200
Average Europe 7800
Italy 9400
France 11800
US 25500
Mutual funds held per person (2000, in €)

▪ *Source : Datamonitor*

→ Investment in equities end 2000: 29% of households (US: 76%, UK: 52%, France: 28%)

- **Reduction of banking networks' share in sales of mutual funds to individuals in Germany**
  - from 69.1% in 1999 to 68% in 2000. Forecast for 2005: 59% (*source: Datamonitor*)

- **Within Europe, the most likely customers to make online purchases**

  60% of Germans with Internet access made online purchases over the last 6 months (*WSJE survey Spring 2001*). Total for Western Europe: 38%, France: 23%.

BNP PARIBAS

III. Consors: Leader in Online Brokerage in Germany

- No.2 in terms of Net Banking Income (€118.8 m in 2001)
- No.2 in terms of number of transactions (6.1 million in 2001)
- No.2 in terms of number of accounts (500,000 at end 2001)
- No.3 in terms of assets under management (€ 6.3 bn at end 2001)

Consors - voted Best Online Broker in Germany in February 2002, for the second time since 1999 (Börse Online).

CORTAL

BNP PARIBAS

A High-Quality Customer Base

- **A growing customer base in 2001**
  - + 30,000 net accounts

- **The most active customers amongst German brokers**


13
12
11
10
12,4
12,1
11,2
Consors
DAB
Comdirect
Trades/customer/year

- **A customer base comprising traders and savers**
  - 20,000 "heavy traders" (116 trades per year on average in 2000) and 450,000 "active traders" (18 trades per year)
  - 60,000 holders of savings plans

- **A customer base able to withstand the shocks at the end of 2001: collapse in equity markets, collapse of majority shareholder**

CORTAL

BNP PARIBAS

Highly Efficient Services Supported by State of the Art IT Tools

- **A comprehensive online stock market trading service with high tech facilities**
  - A range of advanced multi-channel services: PDA, mobile, tailor made applications for frequent traders
- **High-performance IT architecture tailored for sophisticated customers**
  - New, powerful, state of the art middleware tool in Germany currently being adapted for other European entities

➡ **An established tradition of innovation**

➡ **Significant technological assets**

CORTAL

BNP PARIBAS

Core business in on-line broking

- **Historically, an on-line broking offer for individuals in 5 European countries:**
  - Germany, France, Spain, Switzerland, Italy

- **Diversification undertaken in 2000 towards:**
  - **traditional broking on the Berlin stock exchange with Berliner Effektengesellschaft AG**
  - **Investment banking with Consors Capital AG**
  - **Equity interests in e-commerce, most notably einsurance AG**

CORTAL

Sharp growth in volumes and revenues between 1998 and 2000

Retail Brokerage business


Number of accounts ('000)
600
500
400
300
200
100
0
85.7
85.7
200.6
196.5
525.7
470
1998
1999
2000


Assets under management (' 000)
10
9
8
7
6
5
4
3
2
1
0
3.0
3.0
7.5
7.5
9.1
8.3
1998
1999
2000
All countries
Germany

Revenues and consolidated net income


Operating income (€m)
400
350
300
250
200
150
100
50
0
47.2
125.8
333.7
1998
1999
2000


(€m)
30
25
20
15
10
5
0
Attributable net income
Operating income
7.0
7.0
14.8
15.8
17.0
26.5
1998
1999
2000

BNP PARIBAS

Significant Losses in 2001, but Clear Cost Reductions Initiated ...

Net income 2001 by business

After-tax income (€ m)	2001
Online Brokerage Germany	-30.5
Online Brokerage Europe/Others	-55.1
Businesses excluding Online Brokerage	-39.9
Net income (attributable to group)	-125.5

Source: Consors Annual Report 2001

Exceptional charges to net income 2001

- Impairment of goodwill: € 52.6 m before tax
- Restructuring charges: € 5.6 m before tax

2001 Cost reductions

"Fit-For-Future" programme taking full effect in 2002:

- Marketing costs: -50% between 2000 and 2001 (€ 34.9 m in 2001)
- Staff: -395 employees between end June 2001 and 1/1/2002, to 1,312 (-23%)
- IT costs: -25% between Q1 and Q4 2001

CORTAL

BNP PARIBAS

IV. The Cortal + Consors Industrial Project:

to Take Advantage of Leading Position in a High Potential European Market

CORTAL

A Shared Vision and Objective

- A shared strategic vision
  - ➔ Focus on a growth market: personal investments in Europe
  - ➔ Take full advantage of position as market leader
    - Commercial advantage: enhanced brand recognition attracts new customers
    - Financial advantage: economies of scale mean reduction in unit costs
- A shared objective: to combine profit with growth
  - ➔ A major player who can create shareholder value despite a sluggish stock market ...
  - ➔ ... and add further value when the market recovers

BNP PARIBAS

A Single Distributor's Brand Name in Europe

- **Principle of a single brand name to take advantage of a wider reputation with prospective and existing customers**

  - ➔ increased impact of marketing campaigns and a more significant leadership impact
  - ➔ synergy resulting from reduction in costs of acquiring new customers
  - ➔ existing clients retained thanks to the enhanced impact of the brand

- **The new group will adopt the name CortalConsors**

  Retention of both brand names during an interim period in some countries (France, Spain, Italy) for legal and commercial reasons.

Use of the BNP Paribas name for reinsurance:

« CortalConsors, a BNP Paribas company»

CORTAL

BNP PARIBAS

Capitalise on the Complementary Strengths of Cortal and Consors

	CORTAL	Consors
Main countries	France, Belgium, Luxembourg	Germany, France, Spain
Customers	Expertise in dealing with the **smart investors** segment	Expertise and reputation in **asset trading** segment
Product range	**Global** savings offering	**High tech** stock market trading services
Distribution channels	Expertise in sale of funds by **telephone and IFAs**	**Online** sales expertise
Technological tools	Expertise in **back office** (B2B services for partners)	Expertise in **multimedia** and **middleware** technologies

BNP PARIBAS

The Cortal + Consors Industrial Project: to Develop and Rationalise

- **Develop mutual funds and assets under management** to reduce business line sensitivity to the stock market environment and boost growth



10
9
8
7
6
5
4
3
2
1
0
2.0
8.7
Consors Germany
Cortal B2C France

Assets under management excluding direct equities by account, in € k

- **Rationalise the European structure**
  - Common IT platforms
  - Single brand name
  - Specific actions in countries where both companies have a presence

- **Rationalise loss making operations**

CORTAL

Objectives of the Industrial Project

- **Targets:**
  - → Over € 25 bn assets under management by 2005, i.e. almost double in 4 years
  - → € 53 m of pre-tax synergies by 2005.

In €m	2002	2003	2004	2005	
Total synergies	9	34	48	53	
Of which revenue synergies	0			15	→ 6% of the Cortal+Consors 2001 revenue base
Of which losses in revenue from restructuring	-4			0	
Of which cost synergies	13			38 (1)	→ 10% Cortal+Consors 2001 cost base

(1) Realised 100% as from 2003

- The above includes a total of € 60 m pre-tax restructuring costs over the years 2002, 2003 and 2004.

Cost Synergies

- **Cost synergies: € 38 m in 2005**

  - **IT and back office expenses:** 50% of cost synergies
    - Common IT platforms for Internet and middle and back offices
    - Pooling best technological practices

  - **Other operating expenses, including customer acquisition costs:** 50%
    - Germany: emphasis on « Fit-For-Future » programme
    - France: pooling operating and marketing resources
    - Spain and Italy: reduction in operating expenses and development under single brand name

Revenues synergies: € 15 m in 2005

- **Growth of assets under management in mutual funds in Germany and France**
  - Mutual funds within Consors Germany: currently only 15% of assets under management and 13% of holders
    (Cortal France: 64% of assets under management and 60% of holders)
  - Increased cross selling from stock market to savings products
- **Optimisation of pricing policies**
  - Increase in revenue rate on assets under management:
    Cortal + Consors Retail Brokerage 2001: 1.6% - Objective for 2005: 2%
- **New services where Cortal has established expertise**
  - Fund advice and funds of funds

BNP PARIBAS

Integration Process Based on the BNP Paribas Expertise

- Cortal and Consors management know each other well
  - ➔ In depth contact for more than a year
- 4 integration principles: transparency, dialogue, fairness, empowerment
- Integration conducted in line with BNP Paribas expertise
  - ➔ A fast-moving, well-defined integration schedule:



"2 weeks"
"2 months"
"2 quarters"
Implementation
09/04/2002
Appointments of Ns
Appointment of N-1s
Organisation of
work groups
November 2002
Work Groups
Projects

CORTAL

BNP PARIBAS

V. Details of the transaction

- Purchase by BNP Paribas of an equity share of 66.43% held by SchmidtBank GmbH & Co KgaA ("SchmidtBank") in Consors Discount Broker AG ("Consors") :
  - at a price of € 287 m (I.e. € 9.08 per share),
  - payment in cash.

- Launch by BNP Paribas of a bid for the minority shareholders at the minimum price required by German regulations (being the weighted average market value of the sahre during the 3 stock market months prior to the announcement).
  - at 26 April 2002, the bid was for € 12.4 per share,
  - The bid will be launched within 4 weeks following the announcement.

- Assuming 100% purchase of the equity, the price will be: € 485 m, or € 10.19 per share and € 857 per account
  - SchmidtBank's stake (66.43%): € 287 m
  - Minority interest (33.57%): € 198 m (price is approximate)

CORTAL

BNP PARIBAS

Details of the transaction

- SchmidtBank may gain from an increase to the sales price in the event of a:
  - ➔ an adjustment to ConsorsGroup net assets,
  - ➔ adjustments to Consors Spain NBI.

- BNP Paribas' intention is to sell Consors' 53% interest in Berliner Effektengesellschaft AG (« BEG ») under the joint supervision of BNP Paribas and SchmidtBank:
  - ➔ This sale could give rise to additional sales proceeds for SchmidtBank,
  - ➔ BNP Paribas will not launch a bid for BEG's minority interests.

- The initial price, increased for the above price adjustments and additional sales proceeds, cannot in any event result in offering a price per share to SchmidtBank less than that offered to the minority interests as part f the takeover bid.

- BNP Paribas has been advised by BNP Paribas Corporate Finance and Schroder Salomon Smith Barney.

CORTAL

BNP PARIBAS

A transaction based on € 857 per account

Weighted averqge over the 3 months prior to 26/4/2002	Value (1) per account (€)	Value (1) / revenue
Consors transaction (2)	857	X 2.8
Charles Schwab	2,630	X 4.3
Comdirect	2,030	X 8.0
DAB	1,390	X 6.2
E* Trade	870	X 2.5
Fimatex	1,840	X 4.3

(1) Based on the Consors purchase price, and an average approximate stock market value (calculated as the average share price weighted by volumes during the 3 last trading months) in respect of DAB, Comdirect, Fimatex, Charles Schwab and E* Trade. For DAB and Comdirect, the average calculated includes the market prices and volumes recorded both on the Neuer Markt and Xetra.
(2) Approximate value based on the price paid to Schmidtbank for 66.43% and an estimate of the offer for the minority interests.

CORTAL

Market price of the Consors share on the Neuer Markt

- High: 153 € in March 2000
- Price at 26/4/2002: € 9.6
- Average* share price over past 3 months: € 12.4

- Market cap 26/4/2002: € 459 m
- Average* market cap over past 3 months: € 590 m

* Weighted by volumes

BNP PARIBAS

Financial impact on BNP Paribas

- An earnings-enhancing transaction (*) with effect from 2003 before goodwill amortisation and, as from 2004, after goodwill amortisation:

In EURm	2002**	2003	2004
Impact on attributable net income before goodwill amortisation	-26	+0,2	+29
Impact on attributable net income after goodwill amortisation	-40	-23	+5
Impact onEPS	-1,0 %	-0,5%	+0,1%
Impact on ROE	-15 bp	-6 bp	+4 bp

- Goodwill of € 475 m *** amortised over 20 years
- Effect on the Cooke ratio Level 1 and Level 2 of the group limited to -16 base points in 2002

(*) IBES Base

(**) Assuming consolidation as of 31 May and purchase on the same date of 100% interest

(***) including previous goodwills and restructuring charges

CORTAL

BNP PARIBAS

Confirmation of BNP Paribas' European leadership position in specialist financial services

Strengthen its leadership in Europe in specialist financial services: a key step in BNP Paribas' strategy

- Cetelem: No. 1 in consumer credit,
- Arval-PHH: No. 1 in long-term leasing - car fleet management,
- BNP Paribas Lease Group: N°1 in equipment leasing.

And now:

- Cortal + Consors: No. 1 specialist broker for private investors.

CORTAL


BNP PARIBAS

Appendices

CORTAL

Consors: € 7.1 bn of Assets under Management and 565,700 Customers in Europe

Retail Brokerage

End 2001	Number of accounts at end of period	Number of trades / customer / year	Staff*	Assets under mgt (€ m)
Retail Germany	499,900	12.4	769	6,346
Retail France	31,300	20.7	111	283
Retail Italy	2,100	97.0	45	86
Retail Spain	21,600	23.3	122	224
Retail Switzerland	10,600	15.6	49	230
Total Retail	565,700	ns	1,096	7,169

* at 1/1/2002

Financial Results of main European Brokers in 2001

2001, in € m	Cortal	Consors	Comdirect	DAB	Fimatex
Net Banking Income (1)	96.2	171.8	165.0	123.2	45.8
Operating expenses and depreciation (2)	-91.4	-282.2	-224.3	-232.6	-83.3
Pretax consolidated net income before extraordinary items	7.7	-212.8	-150.6	-229.3	-52.0
Net income attributable to Group	4.7	-125.5	-160.7	-196.0	-52.0

(1) NBI: After cost of risk and excluding "other net revenues".

(2) Administration costs: Personnel costs, other administrative expense and depreciation and provisions on tangible and intangible assets (excl. goodwill).